SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the months of December 2004 & January 2005.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: January 31, 2004 By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI Systems Inc.

*Print name and title under the signature of the signing officer

News Releases: December 2004

QI Systems Receives Company's Largest Order

December 8, 2004: QI Systems, Inc. of Dallas, Texas and Vancouver, BC, Canada (OTCBB: QIIIF) is pleased to announce that it has received the largest order to date for QI SmartKit Hybrid payment terminals for the parking industry. The order from Cale Systems, Inc. of Montreal reflects growing opportunities in the North American parking industry.

In April, 2004, QI announced an order from Cale Systems, Inc. for 525 units of the SmartKit Hybrid payment terminals for delivery by the end of 2004. Both companies are pleased to announce today that the 2004 order is now fully delivered and Cale has issued a new order for 1480 units, the value of which is in excess of $700,000US. The units from this order are scheduled for delivery over twelve months and the first 100 units of the new order will be shipped this month. The Company anticipates additional orders from Cale in 2005 as more of their projects move from the pilot stage to full implementation.

"We are very pleased to be working closely with Cale Systems to expand their markets and to meet their customers' card payment requirements," said Rick Murray, P.Eng, and VP Business Development at QI Systems. "Our products have given them a market advantage in North America and we are working to provide them similar benefits in other markets."

Cale Systems, Inc. is a Montreal subsidiary of Cale Access AB of Solna, Sweden. Founded in 1955, Cale Access is an established global leader in self-serve parking revenue systems for on-street and off-street use. Since early 2000, QI Systems and Cale have worked together to provide the parking industry with state-of-the-art card payment solutions.

QI Systems' President and CEO, Steve Garman, commented, "We are extremely pleased with the solid business relationship we have developed with Cale and are delighted to have the opportunity to partner with them to provide high quality products for an expanding market. While this individual order is significant because of the revenue it represents, QI Systems also expects to experience substantial sales growth from other industries during 2005."

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release are "forward-looking statements" and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

QI Systems Appoints New Director

December 16, 2004: QI Systems Inc. of Dallas, Texas and Vancouver, BC, Canada (OTCBB: QIIIF) announce today that Director Ronald DeBruyne has submitted his resignation to the Board of Directors effective December 31, 2004. In his letter to the Board, Mr. DeBruyne wrote that his responsibilities as President of Edoc Systems Group Ltd. of Victoria, BC, the company he founded, make it difficult to devote time to fulfilling his responsibilities as a Director. Mr. DeBruyne stated that he enjoyed his tenure on the QI Board and continues to support the management of the company. On behalf of the QI Systems Inc, Board Chairman Matthew Yugovich expressed appreciation for Mr. DeBruyne´s valuable service and assistance and wished him future success’.

Additionally, QI Systems Inc. announced today that effective immediately, Mr. Steven R. Crowell has been appointed as a Director of the company by the Board of Directors. Mr. Crowell recently joined the company as CFO / COO and will bring to the Board extensive expertise in both public and private corporations. Speaking on behalf of the company´s Directors, QI Systems´ President and CEO, Steve Garman, welcomed Mr. Crowell to the Board saying, “We are extremely pleased to have Steve Crowell join our team and bring his professionalism and experience to the Board as QI Systems Inc enters the growth stage of our long term strategic plan.

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release may include "forward-looking statements" which are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The OTCBB Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

QI Systems to Team with Osage Tribal Nation

December 22, 2004: QI Systems Inc. (OTCBB: QIIIF), the industry leader in providing comprehensive smart card solutions, is pleased to announce that the company will enter into a landmark teaming agreement with the Osage Business Enterprise, the business component of the Osage Indian Tribe. Under the far-reaching agreement the Osage will partner with QI Systems to pursue government contracts and grants related to smart card technology for cashless payment transactions, security, identification and other applications.

The Osage Nation, headquartered in Pawhuska, Oklahoma north of Tulsa, has extensive holdings in raw land, minerals and energy sources, commercial land development, retail business operations and gaming. The Osage Business Enterprise was created by the Osage Tribal Council, the governing body of the federally recognized Sovereign American Indian Tribe, to supply products and services to the Government under contract set-aside programs for SBA 8(a) certified businesses.

The Osage Business Enterprise represents the Trane Corporation (indoor comfort systems), Terrafix Environmental, Inc. (geosynthetic contractors), Clear2there Products (VistaPlex digital sound recording and video surveillance systems), Digital Publishing Solutions (content digitizing and conversion) and other technology based companies.

QI Systems Inc. will be releasing additional information about the scope of the arrangement with the Osage Business Enterprise in the near future.

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release may include "forward-looking statements" which are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The OTCBB Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

News Releases: January 2005

A Newsletter from QI Systems Inc. - Feb. 2005 SMARTReader

January 23, 2005: February 2005 Volume 2, Issue 1

A Message from QI Systems Inc.:

Calendar 2005 promises to be one of the most exciting years in QI Systems history as the Company expands into several major new markets after many months of development.

In our programs to exploit these markets, QI senior management sees significant potential for income and long term return on investment.

Watch for significant announcements as the Company launches these programs and continues expansion in existing markets, including parking and vending.

QI Systems Inc. Appoints CFO/COO:

The Company is pleased to announce the appointment of Steven R. Crowell as Chief Financial Officer. As CFO, Mr. Crowell will assume responsibility for QI Systems´ strategic financial planning, and supervise the company´s accounting functions, financial filings and regulatory reporting. In the capacity of Acting Chief Operations Officer, Mr. Crowell will direct manufacturing, purchasing and personnel.

Mr. Crowell was formerly the Chief Financial Officer of Forum Communications International, Inc. He previously served as Chief Financial Officer of Integrated Software Solutions and then Lucas Educational Systems, Inc. He was Vice President – Treasurer of TIG Insurance, Assistant Controller of Meridian Oil, Assistant Vice President of Burlington Resources, Inc. and Director of Corporate Audit for Burlington Northern, Inc. He also served as Internal Auditor for the Peabody Coal Company and a senior auditor with Price Waterhouse & Co.

A Certified Public Accountant, Steve has an Accounting and Mathematics degree from Millikin University. He and his wife have two grown children and live in Plano, Texas.

Annual General Shareholders Meeting:

QI Systems Inc. held its Annual General Shareholders Meeting in Dallas, Texas at the Marriott DFW Airport Hotel South on December 10, 2004. Chairman Matthew Yugovich called the meeting to order at 1:25 PM with approximately 50 directors, officers, shareholders and guests in attendance.

A quorum was confirmed and a motion waiving the reading of the Minutes of the 2003 meeting passed without dissent. The Company´s slate of Directors was approved by the shareholders and the authorized number of Directors was increased from 6 to 7, at the Company´s request. Additionally, the shareholders approved a plan by the Board of Directors to revise and update the existing Options Plan that was originally adopted in 1996 and had not been modified since 2000.

QI´s President & CEO, Steven Garman, delivered the Board of Directors´ Report to Shareholders, first introducing QI Systems´ new CFO/COO, Steve Crowell. Also, he outlined the restructuring efforts of the company and discussed QI´s improving revenue position. Mr. Garman noted that at the time of the meeting, QI Systems had in-house contracts and/or orders worth $1.2M US and he predicted several new projects of significant scope would come online during the 2005 calendar year. Mr. Garman also addressed some of the market conditions impacting the Company´s stock.

The formal part of the meeting was closed by Chairman Yugovich without dissent and was followed immediately by a wide ranging question and answer period and general discussion of the company and prospects for the coming year.

Investor Updates:

Year end financials: 2004 saw an 18% increase in product sales.

In December, the Board of Directors appointed Steve Crowell, the Company´s new CFO/COO, as a Director. Also, the Company´s 20F filing was completed and accepted by the SEC.

In August, Mandalay Stock Transfer of Santa Monica, California was appointed as the company´s new stock transfer agent. This was undertaken as the result of the changing demographics of the company´s shareholder base and was timed to coincide with the delisting of QI Systems´ stock from the TSX Venture Exchange. QI stock will continue to be traded on the OTC-BB.

Also in August, Amisano Hanson Charter Accountants were announced as QI Systems´ auditors. The company made this change in compliance with SEC regulations requiring that listed companies´ auditors be licensed in the United States.

QI Teams with Osage Indian Nation:

QI Systems has partnered with Osage Business Enterprise, the business component of the Osage Indian Tribe. This far-reaching partnership will pursue government contracts and grants related to smart card technology for cashless payment transactions, security, identification and other applications. In addition, QI will work with the Osage to develop smart card solutions for internal operations.

The Osage Business Enterprise represents the Trane Corp. (indoor comfort systems), Terrafix Environmental, Inc., Clear2there Products (Vistaplex digital sound recording and video surveillance), Digital Publishing Solutions (content digitizing and conversion) and other technology based firms.

The Osage Nation, headquartered in Pawhuska, Oklahoma north of Tulsa, has extensive holdings in raw land, minerals and energy sources, commercial land development, retail business operations and gaming.

QI Web Center:

If you have not visited the QI Web Center lately, click on www.qisystems.ca for the latest QI news.

Parking:

Cale Canada was recently acquired and is now a wholly owned subsidiary of Cale of Sweden. Our expanding relationship with Cale provides new opportunities for QI.

QI completed the shipment of Cale Parking´s 2004 order in 9 months, and then shipped 100 units against their 2005 order in December. Cale recently provided QI with an order of 1,480 units for shipment during 2005.

We anticipate that pilot projects in Portland, Baltimore, Lakewood CO, Ocean City, Buffalo, Beverley Hills, Montreal and Vancouver will yield a 200-300% increase in sales.

Lexis Systems, one of QI´s valued customers, was recently acquired by Cubic Corp. Parking is the logical extension to Cubic´s global position in transit revenue systems. Cubic has consolidated Lexis and other parking assets into a new entity, Cubic Parking Systems, operating from the prior Lexis facility near QI in Richmond. QI is pleased to count Cubic among our clients and we anticipate substantial opportunities providing products and engineering expertise to this dynamic new entity in the parking industry.

Smartcard Gaming:

In September, the QI Team and its gaming partner Cyberdyne Gaming attended the National Indian Gaming Association show at Harrah´s Cherokee Casino and Resort in North Carolina, networking with valuable contacts in the Indian Gaming community. Though cut short by the arrival of Hurricane Ivan, the show provided a valuable platform for displaying the QI Systems gaming advantage.

Water/Fluid Management:

In November, MoBetta Water of Alberta, Canada was appointed as a distributor of QI´s Water Management product line.

MoBetta Water, Inc. (www.mobettawater.com), a leading supplier of commercial reverse osmosis water treatment equipment, supplies systems for numerous applications including hospital drinking water installations, bottled water plants, spot-free rinse systems, greenhouses and skating rinks.

QI´s Water Management Systems continued its expanding market position with the installation of two new sites in Canada in late 2004.

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release may include "forward-looking statements" which are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The OTCBB Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.